BD 3/8 *

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06002405

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[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52430

AB 3/13

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MyStockFund Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12310 Pinecrest Road, Suite 203
(No. and Street)

Reston (City) VA (State) 20191 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerome Szelc (703) 620-6050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 14 2006 E
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 S. Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2006
WASH. D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jerome Szelc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MyStockFund Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

State / District of Virginia
City / County of Fairfax
The foregoing instrument was acknowledged before me this 21st day of Feb 2006, by Jerome Szelc

Notary Public

My commission expires: July 31, 2008

MYSTOCKFUND SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
MyStockFund Securities, Inc.

We have audited the accompanying statement of financial condition of MyStockFund Securities, Inc. as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MyStockFund Securities, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 18, 2006

MYSTOCKFUND SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 37,960
Receivable from broker/dealers	63,095
Other assets	16,305
TOTAL ASSETS	$ 117,360

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 2,836
Shareholders' Equity	
Common stock, $.001 par value; authorized 3,000 shares; issued and outstanding 1,000 shares	$ 1
Additional paid in capital	194,140
Retained earnings (deficit)	(79,617)
Total Shareholders' Equity	$ 114,524
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 117,360

The accompanying notes are an integral part of this financial statement.

MYSTOCKFUND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company is a wholly-owned subsidiary of Online Investments, Inc. and was incorporated in the state of Delaware on January 14, 2000. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began in September, 2000.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005, the Company's net capital and required net capital were $98,219 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 3%.

NOTE 3 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Online Investments, Inc. (the Parent). The Company files consolidated with the Parent for federal income tax purposes. The Company is also affiliated through common ownership with ONE's Technologies, a subsidiary of Credit Union ONE.

The Parent handles all payroll functions on behalf of the Company. The Company reimburses the Parent for any payroll expenses relating to the Company's activities. For the year ended December 31, 2005, expenses were incurred to the Parent of $79,063 relating to this arrangement.

Effective February 27, 2006, the Company entered into an agreement with the Parent whereby the Parent agrees to only receive remuneration from the Company for expenses paid by the Parent that are directly allocable to the Company and that the Company will not be required to pay any expenses on behalf of the Parent. The agreement further states that the Company will not distribute or pay to the Parent any distributions or other fees unless the Company has cumulative profits to date in excess of $50,000 for the calendar year 2006 and in no case can such a payment be made if it would reduce the Company's net capital, as defined in Note 2, to 130% or less of the minimum amount required by the SEC Rule 15c3-1 for the Company. The term of the agreement is thirteen (13) months.

The Parent has pledged the Company's common stock as collateral pursuant to a secured promissory note with a maturity date of December 31, 2006.

NOTE 4 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENT

In November, 2003, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill their contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the agreement is three years and is automatically renewable for one year terms, unless notification of termination by either party occurs. In addition, under the terms of the agreement with the Clearing Broker/dealer, the Company is prohibited from entering into an agreement for similar services with another broker/dealer without prior written approval by the clearing broker/dealer. The Company has also agreed to regulatory arbitration regarding disputes between the Company and the Clearing Broker/dealer. The Company is required to deposit $50,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition. Also, included in the agreement are termination fees to be paid by the Company if this agreement is terminated by the Company prior to the end of the initial term.